 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Stromquist, Jeri I. (Last) (First) (Middle) One Lexmark Centre Drive 740 West New Circle Road (Street) Lexington, KY 40550 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) February 12, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Lexmark International, Inc.   LXK
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President of Human Resources
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Class A Common Stock	7,993.00	D
Class A Common Stock	576.00	I	By 401(k)
Class A Common Stock	1,094.00	I	By Employee Stock Purchase Plan
Class A Common Stock	2,229.00 (1)	I	By Spouse
Class A Common Stock	580.00	I	By Spouse's 401(k)
Class A Common Stock	672.00 (2)	I	By Trust
Class A Common Stock	1,138.00	I	By Spouse's Employee Stock Purchase Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Stromquist, Jeri I. - February 12, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Option (3)	02/11/2004 | 02/11/2013	Class A Common Stock - 25,000.00	$58.4200	D
Employee Stock Option (3)	10/25/2000 | 11/15/2005	Class A Common Stock - 475.00	$109.5000	D
Employee Stock Option (3)	10/20/2001 | 11/15/2005	Class A Common Stock - 214.00	$60.9800	D
Employee Stock Option (3)	10/25/2000 | 02/13/2007	Class A Common Stock - 696.00	$109.5000	D
Employee Stock Option (3)	10/20/2001 | 02/13/2007	Class A Common Stock - 417.00	$60.9800	D
Employee Stock Option (3)	07/23/2003 | 02/13/2007	Class A Common Stock - 440.00	$57.6900	D
Employee Stock Option (3)	10/25/2000 | 02/12/2008	Class A Common Stock - 744.00	$109.5000	D
Employee Stock Option (3)	10/20/2001 | 02/12/2008	Class A Common Stock - 668.00	$60.9800	D
Employee Stock Option (3)	02/12/2003 | 02/12/2008	Class A Common Stock - 2,000.00	$20.3438	D
Employee Stock Option (3)	07/23/2003 | 02/12/2008	Class A Common Stock - 706.00	$57.6900	D
Employee Stock Option (3)	02/11/2000 | 02/11/2009	Class A Common Stock - 8,000.00	$52.3438	D
Employee Stock Option (3)	02/07/2001 | 02/07/2010	Class A Common Stock - 5,500.00	$109.4375	D
Employee Stock Option (3)	02/21/2002 | 02/21/2011	Class A Common Stock - 13,000.00	$50.0800	D
Employee Stock Option (3)	02/20/2003 | 02/20/2012	Class A Common Stock - 15,000.00	$50.4800	D
Employee Stock Option (3)	10/25/2000 | 11/15/2005	Class A Common Stock - 475.00	$109.5000	I	By Spouse
Employee Stock Option (3)	10/20/2001 | 11/15/2005	Class A Common Stock - 214.00	$60.9800	I	By Spouse
Employee Stock Option (3)	10/25/2000 | 02/13/2007	Class A Common Stock - 696.00	$109.5000	I	By Spouse
Employee Stock Option (3)	10/20/2001 | 02/13/2007	Class A Common Stock - 417.00	$60.9800	I	By Spouse
Employee Stock Option (3)	07/23/2003 | 02/13/2007	Class A Common Stock - 440.00	$57.6900	I	By Spouse
Employee Stock Option (3)	02/12/1999 | 02/12/2008	Class A Common Stock - 2,000.00	$20.3438	I	By Spouse
Employee Stock Option (3)	10/25/2000 | 02/12/2008	Class A Common Stock - 744.00	$109.5000	I	By Spouse
Employee Stock Option (3)	10/20/2001 | 02/12/2008	Class A Common Stock - 668.00	$60.9800	I	By Spouse
Employee Stock Option (3)	07/23/2003 | 02/12/2008	Class A Common Stock - 706.00	$57.6900	I	By Spouse
Employee Stock Option (3)	02/11/2000 | 02/11/2009	Class A Common Stock - 8,000.00	$52.3438	I	By Spouse
Employee Stock Option (3)	02/07/2001 | 02/07/2010	Class A Common Stock - 6,000.00	$109.4375	I	By Spouse
Employee Stock Option (3)	04/26/2001 | 04/26/2010	Class A Common Stock - 6,000.00	$111.5000	I	By Spouse
Employee Stock Option (3)	02/21/2002 | 02/21/2011	Class A Common Stock - 13,000.00	$50.0800	I	By Spouse
Employee Stock Option (3)	07/25/2002 | 07/25/2011	Class A Common Stock - 5,000.00	$46.9800	I	By Spouse
Employee Stock Option (3)	02/20/2003 | 02/20/2012	Class A Common Stock - 15,000.00	$50.4800	I	By Spouse
Employee Stock Option (3)	02/11/2004 | 02/11/2013	Class A Common Stock - 15,000.00	$58.4200	I	By Spouse

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: /s/ Joseph M. Kamer, Attorney-in-Fact ________________________________ 02-24-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Stromquist, Jeri I. - February 12, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Lexmark International, Inc. LXK

Form 3 - February 2003

Jeri I. Stromquist
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
Explanation of responses:

(1)   462 of these securities are restricted stock units that vested on February 21, 2003.
(2)   Held by three individual trusts, of which an immediate family member of the Reporting Person is the Trustee and the beneficiaries of which are children residing in the same household as the Reporting Person. The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3)   Right to Buy with Tandem Tax Withholding Right

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